Exhibit 99.1

JA Solar Commences Mass Production of 5-inch High-efficiency

Monocrystalline Modules

SHANGHAI, China, Jan. 9, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO), (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it has commenced mass production of its 5-inch high-efficiency monocrystalline modules. The 72-cell modules produce a maximum power output of 215W and a mainstream power output of 210W.

On an annual basis, the modules produce an accumulated power output 3% higher than comparable models, allowing for cost savings in transportation, space and materials of over 2%.

“We’re delighted to become the first PV manufacturer to achieve mainstream output of 210W in the 5-inch monocrystalline format,” said Mr. Yong Liu., CTO of JA Solar. “The new modules’ unparalleled output, outstanding conversion efficiency, and competitive cost further solidify JA Solar’s leading position in the high-efficiency space, and their compact size makes them ideally suited to the rapidly-growing rooftop market.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

E-mail: jasolar@brunswickgroup.com